SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       STARTECH ENVIRONMENTAL CORPORATION
     ---------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    855906103
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph F. Longo
                              444 Thayer Pond Road
                                Wilton, CT 06897
                                 (203) 762-3945
     ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                                       to
                       Receive Notices and Communications)

                                 With copies to:

                            Scott S. Rosenblum, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                             New York, NY 10022-3852
                                 (212) 715-9100

                                  July 18, 2003
     ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

--------------------------------------------------------------------------------
CUSIP No. 855906103                SCHEDULE 13D                Page 2 of 4 Pages
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joseph F. Longo
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |_|
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
        or 2(e)              |_|
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
NUMBER OF SHARES
                          2,041,898
--------------------------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY
EACH REPORTING
--------------------------------------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH                2,041,898
--------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,041,898
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                    |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       13.11%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------


                               Page 2 of 4 Pages

Introduction

      This Amendment No. 3 (this "Amendment") relates to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") on January 27, 2003, as amended on May 29, 2003 and June 23, 2003, by Joseph F. Longo (the "Reporting Person") in connection with the Reporting Person's ownership of shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation (the "Issuer").

      The text of Items 4 and 5 of the Schedule 13D, as amended, are hereby amended and supplemented as follows.

      Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D, as amended. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction.

      As previously disclosed by the Reporting Person and for the reasons described in the Schedule 14A filed by the Reporting Person with the SEC on June 12, 2003, on May 29, 2003, the Reporting Person called a special meeting of shareholders of the Issuer for July 16, 2003 (the "Special Meeting") to remove and replace all incumbent members of the Board of Directors, other than the Reporting Person (the "Incumbent Directors"), fix the size of the Board at five, and fill the four vacancies resulting from the removal of the Incumbent Directors with four individuals (the "New Directors") nominated by the Reporting Person (the "Proposals").

      After numerous discussions and deliberations internally between the members of the Board of Directors and between the Board of Directors and Northshore Asset Management, LLC, a Delaware limited liability company and investment management group ("Northshore"), at a meeting of the Board of Directors of the Company duly called and held on July 18, 2003, the Incumbent Directors elected to resign from the Board of Directors upon confirmation that Northshore wired $1.6 million to the Issuer pursuant to the terms of a Stock Purchase and Registration Rights Agreement dated as of June 18, 2003 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, it was a condition precedent to Northshore's investment that each of the Incumbent Directors resign from the Board.

      At the closing of the Purchase Agreement on July 18, 2003, Northshore purchased 2,133,333 shares of Common Stock in exchange for $1.6 million and each of the Incumbent Directors submitted written resignations from the Board of Directors (and each committee of the Board of Directors), leaving the Reporting Person as the sole director of the Company until the New Directors are duly appointed by the Reporting Person, as the sole director of the Issuer. In addition, the Reporting Person appointed himself as Chief Operating Officer.

      As a result of the foregoing, the Reporting Person has ceased all efforts to hold the Special Meeting.

      Except as set forth above, the Reporting Person does not have any plans or proposals that relate to or would result in the matters listed in subsections
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a), (b) As of the date of this Amendment, the Reporting Person beneficially owns 2,041,898 shares of Common Stock, representing, in the aggregate, approximately 13.11% of the outstanding shares of Common Stock (based on 11,567,356 shares outstanding as indicated in the Purchase Agreement plus the shares purchased by Northshore under the Purchase Agreement).

      (c), (d) and (e)  Not applicable.


                               Page 3 of 4 Pages

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: July 25, 2003


                                     /s/ Joseph F. Longo
                                     --------------------------------
                                     Joseph F. Longo



                               Page 4 of 4 Pages